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SEC FILE NUMBER
8-33180

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Archipelago Trading Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

353 N Clark St, Suite 3200
(No. and Street)

Chicago	IL	60654-4721
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Thomasson	(770)916-2593	sean.thomasson@ice.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West, 395 Ninth Avenue	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Hill _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Archipelago Trading Services, Inc. _____, as of 12/31 _____, 2023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Official Seal
Annameka Das
Notary Public State of Illinois
My Commission Expires 3/10/2026

Signature: _____

Title: _____
Executive Principal

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



OATH OR AFFIRMATION

I, Sean Thomasson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Archipelago Trading Services, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Finance and Operations Principal

[signature]
Notary Public

KY NISHIJIMA
NOTARY PUBLIC
MY COMMISSION EXPIRES MARCH 15, 2027
COBB COUNTY, GEORGIA

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Archipelago Trading Services, Inc.

Statement of Financial Condition Filed Pursuant to Rule 17a-5 of
the Securities Exchange Act of 1934
December 31, 2023

Archipelago Trading Services, Inc.
Index
December 31, 2023



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Archipelago Trading Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Archipelago Trading Services, Inc. (the Company) as of December 31, 2023, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2023.

March 29, 2024

1

Archipelago Trading Services, Inc.
Statement of Financial Condition
December 31, 2023

($ in thousands, except share data)

Assets

Cash and cash equivalents	$	5,306
Receivables from brokers, dealers, and subscribers (net of allowance for doubtful accounts of $4)		421
Receivables from related parties		107
Other assets		23
Deferred tax assets		62
Total assets	$	5,919

Liabilities and stockholder's equity

Liabilities

Payables to related parties	$	112
Other payables		591
Total liabilities		703

Commitments and contingencies (Note 5)

Stockholder's equity

Common stock, $1 par; 7,500 shares authorized; 5,000 shares issued and outstanding		5
Additional paid-in capital		4,456
Retained earnings		755
Total stockholder's equity		5,216
Total liabilities and stockholder's equity	$	5,919

The accompanying notes are an integral part of this financial statement.

Archipelago Trading Services, Inc.
Notes to the Statement of Financial Condition
As of December 31, 2023

($ in thousands)

1. Organization

Archipelago Trading Services, Inc. (the "Company"), a Florida corporation, is a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a Delaware corporation. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"), a publicly-trade company listed on the New York Stock Exchange.

The Company's principal activities consist of the operation of an Alternative Trading System ("ATS") designed particularly to facilitate trading of small-cap and micro-cap securities typically traded on the Over-the-Counter Equities market. The Company does not carry security accounts for subscribers or perform custodial functions relating to subscriber securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company clears all transactions through an affiliate Archipelago Securities, LLC (the "Clearing Broker"). It does not hold funds or assets for customers.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Archipelago Trading Services, Inc

Cash and Cash Equivalents
The Company considers all short-term, highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2023, include $1,499 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. We consider significant estimates, which are most susceptible to change and impacted significantly by judgments, assumptions, and estimates, to be the provision for income taxes and related tax reserves. Actual results could differ from these estimates.

Receivables
Receivables consist of accrued commissions for trade executions and amounts due from the Clearing Broker. Under ASU 2016-13 - Measurement of Credit Losses on Financial Instruments, the Company estimates its allowance for doubtful accounts using an aging method, disaggregated based on major revenue stream categories as well as other unique revenue stream factors. The allowance

($ in thousands)

for doubtful accounts is maintained at a level that we believe to be sufficient to absorb probable losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic characteristics. Accounts receivables are written-off against the allowance for doubtful accounts when collection efforts cease. As of December 31, 2023, the Company had $15 in its allowance for doubtful accounts which is included in accounts receivable, net of allowance for doubtful accounts, in the accompanying statement of financial condition.

Financial Instruments
The carrying amounts of receivables, other assets, and other short-term assets and liabilities approximate their fair values based on their short-term nature.

Fair Value

Fair value is the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The fair value of the Company's assets acquired and assumed liabilities is measured based on a three-level hierarchy:

— **Level 1 inputs** — quoted prices for identical assets or liabilities in active markets.
— **Level 2 inputs** — observable inputs other than Level 1 inputs such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.
— **Level 3 inputs** — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Income Taxes
The Company is included in the consolidated federal and certain state unitary income tax returns filed by the certain affiliates. The Company also files separate state and local income tax returns in certain other states. Federal and unitary state income tax receivables or payables with the affiliates on behalf of the Company are included as a component of receivables or payables with related parties. Income taxes reflected in the accompanying financial statement are calculated as if the Company filed separate income tax returns and are accounted for under the liability method. The Company recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of its assets and liabilities. The Company establishes valuation allowances if it believes that it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

We do not recognize a tax benefit unless we conclude that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, we recognize a tax benefit measured at

4

($ in thousands)

the largest amount of the tax benefit that, in our judgment, is greater than 50 percent likely to be realized. We recognize accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

3. Related Party Transactions

The Company pays clearing fees to the Clearing Broker. The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by FINRA, the Parent provides the Company with operational and support services. The contract is the Parent Subsidiary Expense Agreement ("the Agreement"), whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the ATS and to provide certain other corporate and business services.

The Agreement provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statement. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

Throughout the year a related party, the Securities Industry Automation Corporation ("SIAC") incurs costs for trade technology support provided to all the NYSE-affiliated markets. These costs include payroll and technology costs and are allocated to the parties to which it provides support.

Salaries, bonuses and benefits of ICE and NYSE Market Inc. ("NYSE") employees directly involved in the operations of the ATS are charged to the Company.

Rent and other occupancy costs are allocated from the lessee of the rented space, ICE, based on headcount.

As part of operations, certain cash receipts/disbursements are received and paid through related parties including ICE, NYSE, and NYSE Arca LLC. Balances resulting from the above transactions resulted in receivables, exclusive of tax, from related parties of $10 and payables to related parties of $106 at December 31, 2023. Amounts receivable from related parties for income taxes as of December 31, 2023 were $97. This balance represents the amount owed to or from the related parties for its share of the consolidated federal and unitary state income taxes.

On March 26, 2018, the Company entered into an unsecured Revolving Note and Cash Subordination Agreement (the "Subordination Agreement") with its Ultimate Parent, Intercontinental Exchange, Inc. (the "Lender"). The Lender has committed $5 million of credit to the Company that can be accessed at any time and repaid at any time, subsequent to FINRA's approval, without premium or penalty.

Previously, credit under the Subordination Agreement may have been advanced through August 18, 2023, with all unpaid principal and interest due on August 18, 2023. On December 21, 2021, the Company amended the Subordination Agreement with the Lender. Credit under the Subordination Agreement may now be advanced through October 15, 2025, with all unpaid principal and interest due on October 15, 2026.

($ in thousands)

Interest is payable at current rates at the advance date the lender may accelerate payment date with six months' notice. The Company pays an annual commitment fee for unutilized amounts payable in arrears. There was no outstanding loan balance at December 31, 2023, and the Company does not anticipate drawing on this loan over the next six months.

4. Concentration and Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions for broker-dealers, which are cleared and settled by the Clearing Broker. Pursuant to the clearing agreement, the Company is required to reimburse the Clearing Broker for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. Therefore, the Company is exposed to risk of loss in the event of the subscriber's or broker's inability to meet the terms of their contracts. Should the subscriber or Clearing Broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Subscriber trades pending at December 31, 2023, were settled without an adverse effect on the Company's financial statement taken as a whole. The maximum exposure the Company is exposed to varies based on daily trading activities and the maximum potential losses to such exposure cannot be estimated.

The Company's cash is held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. As of December 31, 2023, the Company had approximately $5,056 in excess of FDIC-insured limits. The Company has not experienced any losses in these accounts.

The Company has credit risk related to transaction fees that are billed to subscribers on a monthly basis, in arrears. The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

As of December 31, 2023, five subscribers accounted for 51% of receivables from brokers, dealers, and subscribers.

5. Commitments and Contingencies

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from subscriber accounts introduced by the Company. However, in the Company's experience there have not been claims or losses pursuant to these contracts, and the Company expects the risk of loss to be remote. As such, the Company has not recorded any liability related to this indemnification. The Company is unable to quantify the potential exposure related to the indemnification as it constantly fluctuates based on the number and size of the unsettled transactions outstanding and the difference between the contractual trade price and the current fair value of the stock underlying the unsettled transactions.

During the year ended December 31, 2023, the Company paid a $1.5 million penalty to the SEC related to the SEC's order regarding the Company anti-money laundering surveillance program prior to September 2020.

Archipelago Trading Services, Inc.
Notes to the Statement of Financial Condition
As of December 31, 2023

($ in thousands)

From time to time, the Company is subject to legal proceedings and claims that arise in the ordinary course of business. In addition, we are subject to periodic reviews, inspections, examinations and investigations by regulators in the U.S., any of which may result in claims, legal proceedings, assessments, fines, penalties, or restrictions on our business. The Company does not currently believe that any estimate can be made of possible loss (or range of loss) in connection with any such matters but this outlook could potentially change based on future developments.

During the year ended December 31, 2023, the Company settled the Securities Exchange Commission's ("SEC") findings of violations of Section 17(a) of the Exchange Act and Rule 17a-8 thereunder, which require broker-dealers to comply with the reporting, record keeping, and record retention requirements of the Bank Secrecy Act.

Archipelago Trading Services, Inc. was a named entity relating to a violation of the SEC's Regulation Systems Compliance and Integrity ("Reg SCI"). ICE, Archipelago Trading Services, Inc., and eight other ICE Reg entities agreed to settle the matter in 2023. ICE paid the agreed fine on behalf of the named parties. There is no financial statement impact to the Company's financial statements.

6. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of our deferred tax assets and liabilities as of December 31, 2023 (in thousands):

Deferred tax assets:	
Stock based compensation	$15
Other accrued expenses	47
Total deferred tax assets	62
Valuation Allowance	-
Total deferred tax assets, net of valuation allowance	$62
Deferred tax liabilities:	
Other	-
Total deferred tax liabilities	-
Net non-current deferred tax assets/(liabilities)	$62

The Company's 2015-2023 tax years remain subject to examination by the relevant tax authorities.

($ in thousands)

7. **Regulatory Requirements**

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5 or 6- 2/3% of aggregate indebtedness. As of December 31, 2023, the Company had net capital of $4,573 which was $4,527 in excess of its required net capital of $46. The ratio of the Company's aggregate indebtedness to net capital was 0.15 to 1.

    Advances to affiliates, distribution payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

8. **Subsequent Events**

    The Company has evaluated subsequent events through March 29, 2024, which is the date this financial statement was issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in the accompanying financial statement.